UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

CONVIO, INC.

(Name of Subject Company)

CONVIO, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21257W 105 (Common Stock)

(CUSIP Number of Class of Securities)

Gene Austin

President and Chief Executive Officer

11501 Domain Drive, Suite 200

Austin, Texas 78758

(512) 652-2600

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a Copy to:

John J. Gilluly, Esq.

DLA Piper LLP (US)

401 Congress, Suite 2500

Austin, Texas 78701

(512) 457-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 10 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2012 (the “Schedule 14D-9”) by Convio, Inc., a Delaware corporation (the “Company” or “Convio”), and amended on January 31, 2012, February 7, 2012, February 17, 2012, March 7, 2012, March 21, 2012, April 4, 2012, April 13, 2012, April 18, 2012 and April 26, 2012 relating to the tender offer by Caribou Acquisition Corporation, a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of Blackbaud, Inc. (“Blackbaud” or “Parent”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share of the Company (“Common Stock”) at a purchase price of $16.00 per share, payable net to seller in cash, without interest (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with any exhibits thereto, as it may be amended and/or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the SEC on January 25, 2012, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 25, 2012 (as it may be amended and/or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended and/or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 10. This Amendment No. 10 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended by replacing the final paragraph under the heading “Antitrust” with the following:

“On April 25, 2012, the Antitrust Division notified the Company that the antitrust investigation of the Merger was closed. On April 26, 2012 the FTC and the Antitrust Division granted early termination of the waiting period applicable to the purchase of Shares pursuant to the Offer, which was previously scheduled to expire at 11:59 p.m., New York City time, on April 30, 2012. On April 27, 2012 the Company and Parent issued a joint press release announcing the early termination of the waiting period, a copy of which is filed as Exhibit (a)(1)(H) hereto and is incorporated herein by reference. The Offer and the Merger remain subject to other closing conditions.”

Item 9.	Exhibits

The Exhibit table appearing in Item 9 of the Schedule 14D-9 is amended and supplemented to add the following exhibits:

Exhibit No.	Description

(a)(1)(H)	Joint Press Release of Convio, Inc. and Blackbaud, Inc. dated April 27, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on April 27, 2012).

(a)(1)(I)	Current Report on Form 8-K regarding notification of early termination of the waiting period under the Hart-Scott-Rodino Act of 1976 filed by the Company on April 27, 2012.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ James R. Offerdahl
Name:	James R. Offerdahl
Title:	Chief Financial Officer

Dated: April 27, 2012